[Westinghouse Electric Corporation Letterhead]


November 19, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   Westinghouse Electric Company - Registration
                  Statement on Form 10 (File No. 1-13269)
                  ------------------------------------------------

Gentlemen:

Westinghouse Electric Corporation ("Westinghouse") hereby requests on behalf of Westinghouse Electric Company (the "Company") that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form 10 (file no. 1-13269), as filed with the Commission on August 13, 1997 (the "Form 10").

Westinghouse announced on Friday, November 14, 1997, that it had entered into a definitive agreement for the sale of its Power Generation business to Siemens Power Generation Corporation, a wholly-owned subsidiary of Siemens Corporation, and that the spin-off of its industrial business to its shareholders would not be completed as previously announced.

As a result of the foregoing, Westinghouse has determined to apply to the Commission for the withdrawal of the Form 10.

If you have any questions regarding the above or would like to discuss this application, please feel free to contact Dennis Block of Weil, Gotshal & Manges LLP, counsel to the Company, at (212) 310-8187 or Matthew Bloch of the same firm at (212) 310- 8165.


                                    Very truly yours,

                                    /s/ Angeline C. Straka

                                    Angeline C. Straka
                                    Vice President, Secretary
                                    & Associate General Counsel


cc:  Rani Doyle
     Hilda Garrett
        Division of Corporation Finance
        Securities and Exchange Commission